Exhibit 1.1

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

CHANGES OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that, in accordance with the articles of association of the Company, Mr. Lee Hon Chiu (“Mr. Lee”) will complete his term of office as an independent non-executive director of the Company at the forthcoming annual general meeting (“the AGM”) of the Company to be held on 12 May 2004. Mr. Lee has informed the Board that he will retire from the office and does not offer himself for re-election.

A resolution will be proposed by the Board to the AGM for the shareholders of the Company to elect Mr. Cheung Wing Lam, Linus as an independent non-executive director of the Company.

A separate announcement will be published by the Board upon the abovementioned changes of directors become effective.

for and on behalf of
CHINA UNICOM LIMITED
YEE FOO HEI
Company Secretary

Hong Kong, 25 March 2004